Exhibit 3.1

JASPER THERAPEUTICS, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
NON-VOTING CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of Jasper Therapeutics, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), at a meeting duly called and held on July 16, 2026, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.0001 per share, which is designated as “Non-Voting Convertible Preferred Stock,” with the preferences, rights and limitations set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation.

WHEREAS: the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), provides for a class of its authorized stock known as undesignated preferred stock, consisting of 10,000,000 shares, $0.0001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series.

RESOLVED: that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a new series of Preferred Stock of the Corporation be, and hereby is authorized by the Board of Directors, (ii) the Board of Directors hereby creates, authorizes and provides for the issuance of 9,906,591 shares of “Non-Voting Convertible Preferred Stock” pursuant to the terms of (a) the Agreement and Plan of Merger, dated as of July 16, 2026, by and among the Corporation, Kira Holdco Inc., a Delaware corporation and wholly owned subsidiary of the Corporation, and Kira Pharmaceuticals, a Cayman Islands exempted company (the “Merger Agreement”) and (b) the Securities Purchase Agreement, dated as of July 16, 2026, by and among the Corporation and the investors identified therein, and (iii) the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all classes and series, as follows:

TERMS OF NON-VOTING CONVERTIBLE PREFERRED STOCK

1.	Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Alternate Consideration” shall have the meaning set forth in Section 7.2.

“Attribution Parties” shall have the meaning set forth in Section 6.4.

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 6.4.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York are generally are open for use by customers on such day.

“Buy-In” shall have the meaning set forth in Section 6.5.4.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means, collectively, Voting Common Stock and Non-Voting Common Stock.

“Conversion Date” shall have the meaning set forth in Section 6.2.

“Conversion Ratio” and “Conversion” shall have the respective meanings set forth in Section 6.3.

“Conversion Shares” means, collectively, the shares of Voting Common Stock issuable upon conversion of the shares of Non-Voting Preferred Stock in accordance with the terms hereof.

“DTC” means the Depository Trust Company.

“DWAC Delivery” shall have the meaning set forth in Section 6.2.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fair Value” shall have the meaning set forth in Section 6.5.3.

“Fundamental Transaction” shall have the meaning set forth in Section 7.2.

“Holder” means a holder of shares of Non-Voting Preferred Stock.

“Liquidation” shall have the meaning set forth in Section 5.2.

“Non-Voting Common Stock” means the Corporation’s non-voting common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Non-Voting Preferred Stock” shall have the meaning set forth in Section 2.

“Notice of Conversion” shall have the meaning set forth in Section 6.2.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Share Delivery Date” shall have the meaning set forth in Section 6.5.1.

“Stockholder Approval” shall have the meaning set forth in Section 6.1.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Voting Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Voting Common Stock” means the Corporation’s voting common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

2. Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the Corporation’s Non-Voting Convertible Preferred Stock (the “Non-Voting Preferred Stock”) and the number of shares so designated shall be 9,906,591.The shares of Non-Voting Preferred Stock shall initially be issued and maintained in the form of securities held in book-entry form and the DTC or its nominee shall initially be the sole registered holder of the shares of Non-Voting Preferred Stock.

3. Dividends. Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of the Non-Voting Preferred Stock (on an as-if-converted-to-Voting Common Stock basis, without regard to the Beneficial Ownership Limitation) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Voting Common Stock payable in the form of Voting Common Stock) actually paid on shares of the Voting Common Stock when, as and if such dividends (other than dividends payable in the form of Voting Common Stock) are paid on shares of the Voting Common Stock; provided, however, in no event shall Holders of Non-Voting Preferred Stock be entitled to receive the “rights” distributed pursuant to that certain Contingent Value Rights Agreement dated as of July 16, 2026 by and between the Corporation and Continental Stock Transfer & Trust Company, a New York limited liability trust company, as may be amended from time to time (the “CVR Agreement”), or any amounts paid under the CVR Agreement. Other than as set forth in the previous sentence, no other dividends shall be paid on shares of Non-Voting Preferred Stock, and the Corporation shall pay no dividends (other than dividends payable in the form of Voting Common Stock) on shares of the Voting Common Stock unless it simultaneously complies with the previous sentence.

4. Voting Rights.

4.1 Except as otherwise provided herein or as otherwise required by the DGCL, the Non-Voting Preferred Stock shall have no voting rights. However, as long as any shares of Non-Voting Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Non-Voting Preferred Stock: (i) alter or change adversely the powers, preferences or rights of the Non-Voting Preferred Stock or alter or amend this Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or Third Amended and Restated Bylaws of the Corporation, or file any certificate of amendment or certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, in each case, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Non-Voting Preferred Stock relative to other shares of Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise, (ii) issue further shares of Non-Voting Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Non-Voting Preferred Stock, (iii) prior to the Stockholder Approval, consummate either: (A) any Fundamental Transaction or (B) any merger or consolidation of the Corporation with or into another entity or any stock sale to, or other business combination in which the stockholders of the Corporation immediately before such transaction do not hold at least a majority of the voting power of the capital stock of the Corporation immediately after such transaction in which the Corporation issues securities in such transaction that represent or are convertible into securities representing more than a majority of the voting power of the Corporation immediately before such transaction, (iv) prior to the Stockholder Approval, authorize or issue any class or series of stock that has powers, preferences or rights that are senior or pari passu to those of the Non-Voting Preferred Stock, (v) amend, waive or modify the Merger Agreement in any manner that would be reasonably likely to prevent, impede or materially delay the Stockholder Approval or the Automatic Conversion (as defined below) or (vi) enter into any agreement with respect to any of the foregoing.

4.2 Any vote required or permitted under Section 4.1 may be taken at a meeting of the Holders or, to the extent permitted under the Certificate of Incorporation, through the execution of an action by written consent in lieu of such meeting, provided that the consent is executed by Holders representing a majority of the outstanding shares of Non-Voting Preferred Stock, unless a higher percentage is required by the DGCL, in which case the written consent of the Holders of not less than such higher percentage shall be required.

5. Rank; Liquidation.

5.1 The Non-Voting Preferred Stock shall rank on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

5.2 Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), each Holder shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the same amount that a holder of Voting Common Stock would receive if the Non-Voting Preferred Stock were fully converted (disregarding for such purpose any Beneficial Ownership Limitation) to Voting Common Stock based on the Conversion Ratio, which amounts shall be paid pari passu with payment to all holders of Voting Common Stock, plus an additional amount equal to any dividends declared but unpaid to such shares. If, upon any such Liquidation, the assets of the Corporation shall be insufficient to pay the Holders of shares of the Non-Voting Preferred Stock the amount required under the preceding sentence, then all remaining assets of the Corporation shall be distributed ratably to the Holders and the holders of Common Stock in accordance with the respective amounts that would be payable on all such securities if all amounts payable thereon were paid in full. For the avoidance of any doubt, a Fundamental Transaction shall not be deemed a Liquidation unless the Corporation expressly declares that such Fundamental Transaction shall be treated as if it were a Liquidation.

6. Conversion.

6.1 Automatic Conversion on Stockholder Approval. Effective as of 5:00 p.m. Eastern time on the third (3rd) Business Day after the date that the Corporation’s stockholders approve (i) the conversion of the Non-Voting Preferred Stock into shares of Voting Common Stock in accordance with the listing rules of The Nasdaq Stock Market LLC and (ii) an amendment to the Certificate of Incorporation to increase the number of authorized shares of Voting Common Stock by an amount sufficient to permit the conversion of all outstanding Non-Voting Preferred Stock as of the date of such approval (the “Stockholder Approval”), each share of Non-Voting Preferred Stock then outstanding shall automatically convert into a number of shares of Voting Common Stock equal to the Conversion Ratio (as defined below), subject to the Beneficial Ownership Limitation (if any) (the “Automatic Conversion”). The Corporation shall notify each Holder in writing of the occurrence of the Stockholder Approval and the effective date of the Automatic Conversion (which date shall also be deemed a “Conversion Date” for purposes of this Section 6.1) within one (1) Business Day of such Stockholder Approval and shall simultaneously file a Current Report on Form 8-K publicly disclosing the same. The Corporation shall request from each Holder, no less than 30 days prior to the date of the Automatic Conversion, a written notice of such Holder’s beneficial ownership of Voting Common Stock (a “Beneficial Ownership Statement”). In determining the application of the Beneficial Ownership Limitation solely with respect to the Automatic Conversion, the Corporation shall calculate beneficial ownership for each Holder taking into account the beneficial ownership by such Holder of: (x) the number of shares of Voting Common Stock issuable to such Holder in such Automatic Conversion, plus (y) any additional shares of Voting Common Stock beneficially owned by such Holder as set forth in such Holder’s Beneficial Ownership Statement and assuming the conversion of all shares of Non-Voting Preferred Stock held by all other Holders less the aggregate number of shares of Non-Voting Preferred Stock held by all other Holders that will not convert into shares of Voting Common Stock on account of the application of any Beneficial Ownership Limitation applicable to any such other Holders. If, following a written request from the Corporation, a Holder does not provide a Beneficial Ownership Statement within ten (10) days prior to the date of Stockholder Approval, the Corporation shall presume the Holder’s beneficial ownership of Voting Common Stock (excluding the Conversion Shares) to be zero, provided, however, that if the Corporation believes in good faith that the Automatic Conversion would result in a Holder beneficially owning in excess of 19.9% of the Voting Common Stock, the Corporation shall limit the shares of Converted Stock in such Automatic Conversation such that, following the Automatic Conversion, the Holder does not beneficially own in excess of 19.9%. The shares of Non-Voting Preferred Stock that are converted in the Automatic Conversion are referred to as the “Converted Stock”. For the avoidance of doubt, any shares of Non-Voting Preferred Stock that are not automatically converted pursuant to the Automatic Conversion as a result of a Beneficial Ownership Limitation shall remain outstanding until such shares of Non-Voting Preferred Stock are converted pursuant to Section 6.2. The Conversion Shares shall be issued as follows:

6.1.1 Converted Stock that is registered in book entry form shall be automatically cancelled upon the Automatic Conversion and converted into the corresponding Conversion Shares, which shares shall be issued in book entry form and shall be delivered to the Holders within one Business Day of the effectiveness of the Automatic Conversion without any action on the part of the Holders.

6.1.2 Converted Stock that is issued in certificated form shall be deemed converted into the corresponding Conversion Shares on the date of Automatic Conversion and the Holder’s rights as a holder of such shares of Converted Stock shall cease. The Corporation shall either: (a) in the event that the Holder has so elected in its Beneficial Ownership Statement, deliver, or cause to be delivered, to the Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the Automatic Conversion as promptly as practicable on or after Automatic Conversion or (b) otherwise deliver or cause to be delivered to such Holder documentation of the book entry for the number of Conversion Shares being acquired within one Business Day of the effectiveness of the Automatic Conversion. Without delaying the delivery of the Conversion Shares, the Holder shall as soon as practicable following the effectiveness of the Automatic Conversion, tender to the Corporation (or its designated agent) the stock certificate(s) (duly endorsed) representing such certificated Converted Stock.

6.1.3 Notwithstanding the conversion of the Converted Stock upon the Automatic Conversion, Holders of Converted Stock shall continue to have any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert the Converted Stock.

6.2 Conversion at Option of Holder. Subject to Section 6.1, Section 6.4 and Section 6.5.3, each share of Non-Voting Preferred Stock shall be convertible, at any time and from time to time following the earlier of (i) 5:00 p.m. Eastern time on the third (3rd) Business Day after the date of the Stockholder Approval and (ii) solely for purposes of effecting a cash settlement pursuant to Section 6.5.3, the date that is twelve months after the initial issuance of the Non-Voting Preferred Stock, at the option of the Holder thereof, into a number of shares of Voting Common Stock equal to the Conversion Ratio. Holders shall effect conversions and cash settlement requests under Section 6.5.3 by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), duly completed and executed. Provided the Corporation’s transfer agent is participating in the DTC Fast Automated Securities Transfer program, the Notice of Conversion may specify, at the Holder’s election, whether the applicable Conversion Shares shall be credited to the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission system (a “DWAC Delivery”). The “Conversion Date”, or the date on which a conversion pursuant to this Section 6.2 shall be deemed effective, shall be defined as the date the Corporation (a) delivers, or causes to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Non-Voting Preferred Stock, or (b) in the case of a DWAC Delivery (if so requested by the Holder), electronically transfers such Conversion Shares by crediting the account of the Holder’s prime broker with DTC through its DWAC system. The Holder shall not be required to physically surrender any stock certificate to the Corporation until the Holder has converted all of the Non-Voting Preferred Stock represented by such certificate in full without regard to the Beneficial Ownership Limitation, in which case, the Holder shall surrender its stock certificate to the Corporation for cancellation as soon as practicable after the date the final Notice of Conversion is delivered to the Corporation. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

6.3 Conversion Ratio. The “Conversion Ratio” for each share of Non-Voting Preferred Stock shall be 61 shares of Voting Common Stock issuable upon the conversion (the “Conversion”) of each share of Non-Voting Preferred Stock (corresponding to a ratio of 61:1), subject to adjustment as provided herein.

6.4 Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Corporation shall not effect any conversion of the Non-Voting Preferred Stock, and a Holder shall not have the right to convert any portion of the Non-Voting Preferred Stock, to the extent that, after giving effect to an attempted conversion set forth on an applicable Notice of Conversion, such Holder (together with any other Person whose beneficial ownership of Voting Common Stock would be aggregated with the Holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the Commission, including any “group” of which the Holder is a member (the foregoing, “Attribution Parties”)) would beneficially own a number of shares of Voting Common Stock in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the number of shares of Voting Common Stock beneficially owned by such Holder and its Attribution Parties shall include the number of shares of Voting Common Stock issuable upon conversion of the Non-Voting Preferred Stock subject to the Notice of Conversion or Automatic Conversion, as applicable, with respect to which such determination is being made, but shall exclude the number of shares of Voting Common Stock which are issuable upon (A) conversion of the remaining, unconverted Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation beneficially owned by such Holder or any of its Attribution Parties that are subject to and would exceed a limitation on conversion or exercise similar to the limitation contained herein. For purposes of this Section 6.4, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Section 6.4, in determining the number of outstanding shares of Voting Common Stock, a Holder may rely on the number of outstanding shares of Voting Common Stock as stated in the most recent of the following: (A) the Corporation’s most recent periodic or annual filing with the Commission, as the case may be, (B) a more recent public announcement by the Corporation that is filed with the Commission, or (C) a more recent notice by the Corporation or the Corporation’s transfer agent to the Holder setting forth the number of shares of Voting Common Stock then outstanding. Upon the written request of a Holder (which may be by email), the Corporation shall, within two (2) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of shares of Voting Common Stock then outstanding. In any case, the number of outstanding shares of Voting Common Stock shall be determined after giving effect to any actual conversion or exercise of securities of the Corporation, including shares of Non-Voting Preferred Stock, by such Holder or its Attribution Parties since the date as of which such number of outstanding shares of Voting Common Stock was last publicly reported or confirmed to the Holder. The “Beneficial Ownership Limitation” shall initially be between 4.9% and 19.9% (and the Holder shall have the discretion to set the percentage within this range) of the number of shares of the Voting Common Stock outstanding immediately after giving effect to the issuance of shares of Voting Common Stock pursuant to such Notice of Conversion (to the extent permitted pursuant to this Section 6.4). The Corporation shall be entitled to rely on representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Corporation, (i) which will not be effective until the sixty-first (61st) day after such written notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a higher percentage, not to exceed 19.9%, to the extent then applicable and (ii) which will be effective immediately after such notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a lower percentage than was in effect for such Holder prior to such written notice. Upon such a change by a Holder of the Beneficial Ownership Limitation, the Beneficial Ownership Limitation may not be further amended by such Holder without first providing the minimum notice required by this Section 6.4. Notwithstanding the foregoing, at any time following notice of a Fundamental Transaction, the Holder may waive the Beneficial Ownership Limitation effective the sixty first (61st) day after such Holder delivers written notice to the Corporation.

6.5 Mechanics of Conversion.

6.5.1 Delivery of Certificate or Electronic Issuance. Upon a Conversion pursuant to Section 6.2, not later than one (1) Trading Day after the Trading Day that the Notice of Conversion, completed and executed, is sent via email to, and received during regular business hours by, the Corporation, or if the Holder requests the issuance of physical certificate(s), not later than three (3) Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the “Share Delivery Date”), the Corporation shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Non-Voting Preferred Stock, or (b) in the case of a DWAC Delivery (if so requested by the Holder), electronically transfer such Conversion Shares by crediting the account of the Holder’s prime broker with DTC through its DWAC system. If in the case of any Notice of Conversion such certificate or certificates for the Conversion Shares are not delivered to or as directed by or, in the case of a DWAC Delivery, such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the Corporation, in which event the Corporation shall promptly return to such Holder any original Non-Voting Preferred Stock certificate delivered to the Corporation and such Holder shall promptly return to the Corporation any Voting Common Stock certificates or otherwise direct the return of any shares of Voting Common Stock delivered to the Holder through the DWAC system, representing the shares of Non-Voting Preferred Stock unsuccessfully tendered for conversion to the Corporation.

6.5.2 Obligation Absolute. Subject to Section 6.4 hereof and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1 above, the Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Non-Voting Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares. Subject to Section 6.4 hereof and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1 above, in the event a Holder shall elect to convert any or all of its Non-Voting Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Non-Voting Preferred Stock of such Holder shall have been sought and obtained by the Corporation, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the Conversion Shares into which would be converted the Non-Voting Preferred Stock which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall, subject to Section 6.4 hereof and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1 above, issue Conversion Shares upon a properly noticed conversion.

6.5.3 Cash Settlement. If, at any time after the earlier of (i) Stockholder Approval, and (ii) twelve months after the initial issuance of the Non-Voting Preferred Stock (irrespective of whether the Stockholder Approval has been obtained or not), a Holder delivers to the Corporation a Notice of Conversion and the Corporation fails to deliver to a Holder such certificate or certificates, or electronically deliver (or cause its transfer agent to electronically deliver) such shares in the case of a DWAC Delivery, pursuant to Section 6.5.1 on or prior to the third (3rd) Trading Day after the Share Delivery Date applicable to such Conversion (other than a failure caused by incorrect or incomplete information provided by Holder to the Corporation or due to the Beneficial Ownership Limitation after Stockholder Approval), then, unless the Holder has rescinded the applicable Notice of Conversion pursuant to Section 6.5.1 above, the Corporation shall, at the written request of a Holder, pay, out of funds legally available therefor, an amount of cash by wire transfer of immediately available funds equal to the Fair Value (defined below) of the undelivered shares of Voting Common Stock that would have been issuable upon the conversion of such Holder’s shares of Non-Voting Preferred Stock based on the Conversion Ratio, with such payment to be made within two (2) Business Days from the date of request by the Holder, whereupon the Corporation’s obligations to deliver the Conversion Shares applicable to such Non-Voting Preferred Stock shall be extinguished; provided, however that such request shall be presumed to have been made by such Holder if Stockholder Approval shall not have been obtained prior to the date on which the Notice of Conversion is delivered to the Corporation. For purposes of this Section 6.5.3, the “Fair Value” means the last reported closing stock price of a share of Voting Common Stock on the principal Trading Market on which the Voting Common Stock is listed as of the Trading Day immediately prior to the date on which the Notice of Conversion is delivered to the Corporation. For the avoidance of doubt, the cash settlement provisions set forth in this Section 6.5.3 shall be available irrespective of the reason for the Corporation’s failure to timely deliver Conversion Shares (other than a failure caused by incorrect or incomplete information provided by Holder to the Corporation or due to Beneficial Ownership Limitation after Stockholder Approval), including due to the lack of obtaining Stockholder Approval, or due to applicable stock exchange rules, or due to an insufficient number of authorized Voting Common Stock.

6.5.4 Buy-In on Failure to Timely Deliver Certificates. If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Share Delivery Date pursuant to Section 6.5.1 (other than a failure caused by incorrect or incomplete information provided by Holder to the Corporation or the application of the Beneficial Ownership Limitation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Voting Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder’s total purchase price (including any brokerage commissions) for the shares of Voting Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Voting Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Non-Voting Preferred Stock equal to the number of shares of Non-Voting Preferred Stock submitted for conversion or deliver to such Holder the number of shares of Voting Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.5.1. For example, if a Holder purchases shares of Voting Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Non-Voting Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Voting Common Stock upon conversion of the shares of Non-Voting Preferred Stock as required pursuant to the terms hereof or the cash settlement remedy set forth in Section 6.5.3; provided, however, that the Holder shall not be entitled to both (i) require the reissuance of the shares of Non-Voting Preferred Stock submitted for conversion for which such conversion was not timely honored and (ii) receive the number of shares of Voting Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.5.1.

6.5.5 Reservation of Shares Issuable Upon Conversion. The Corporation covenants that at all times following one (1) Business Day after the Stockholder Approval it will reserve and keep available out of its authorized and unissued shares of Voting Common Stock for the sole purpose of issuance upon conversion of the Non-Voting Preferred Stock, subject to receipt of the Stockholder Approval, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Non-Voting Preferred Stock, not less than such aggregate number of shares of the Voting Common Stock as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Non-Voting Preferred Stock. If at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Non-Voting Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares Voting Common Stock to such number of shares as shall be sufficient for such purpose. The Corporation covenants that all shares of Voting Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

6.5.6 Fractional Shares. No fractional shares of Voting Common Stock shall be issued upon conversion of the Non-Voting Preferred Stock. Any fractional shares of Voting Common Stock that a Holder of Non-Voting Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional shares of Voting Common Stock issuable to such Holder and, if after such aggregation, fractional shares would be issuable to such Holder upon conversion, the Conversion Ratio shall be adjusted for such Holder to result in the number of shares of Voting Common Stock being issued upon conversion to be the nearest whole number, with all fractions being rounded down. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Non-Voting Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

6.5.7 Transfer Taxes. The issuance of certificates for shares of the Voting Common Stock upon conversion of the Non-Voting Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Non-Voting Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.5.8 Withholding Taxes. The Corporation shall be entitled to deduct and withhold any tax that is required to be deducted or withheld under applicable law from any amounts payable hereunder. Any tax so withheld or deducted shall be treated for all purposes as having been paid to the Holder in respect of whom such deduction and withholding was made.

6.6 Status as Stockholder. Upon each Conversion Date, (i) the shares of Non-Voting Preferred Stock being converted shall be deemed converted into shares of Voting Common Stock and (ii) the Holder’s rights as a holder of such converted shares of Non-Voting Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Voting Common Stock or cash in accordance with Section 6.5.3 and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert Non-Voting Preferred Stock. In no event shall the Non-Voting Preferred Stock convert into shares of Voting Common Stock prior to the Stockholder Approval.

7. Certain Adjustments.

7.1 Stock Dividends and Stock Splits. If the Corporation, at any time while this Non-Voting Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Voting Common Stock (which, for avoidance of doubt, shall not include any shares of Voting Common Stock issued by the Corporation upon conversion of this Non-Voting Preferred Stock) with respect to the then outstanding shares of Voting Common Stock; (B) subdivides outstanding shares of Voting Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Voting Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Voting Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event and of which the denominator shall be the number of shares of Voting Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

7.2 Fundamental Transaction. If, at any time while this Non-Voting Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than such a transaction in which the Corporation is the surviving or continuing entity and its Common Stock is not exchanged for or converted into other securities, cash or property), (B) the Corporation effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which more than 50% of the Voting Common Stock not held by the Corporation or such Person is exchanged for or converted into other securities, cash or property, or (D) the Corporation effects any reclassification of the Voting Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 7.1 above) to which the Voting Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of this Non-Voting Preferred Stock the Holders shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction (without regard to any Beneficial Ownership Limitation), the holder of one share of Voting Common Stock (the “Alternate Consideration”). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Voting Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Voting Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Non-Voting Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a certificate of incorporation, certificate of designations or similar filing with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7.2 and ensuring that this Non-Voting Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered written notice of any Fundamental Transaction (x) to each Holder that has affirmatively elected in writing to receive material non-public information regarding the Corporation, at least 20 calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close and (y) to any Holder who has not affirmatively elected in writing to receive material non-public information regarding the Corporation, concurrently with the public disclosure of such Fundamental Transaction, in each case, at its last address as it shall appear upon the stock books of the Corporation.

7.3 Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Voting Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Voting Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

8. Redemption. The shares of Non-Voting Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Corporation to purchase or otherwise deal in such shares to the extent otherwise permitted hereby and by law, nor shall the foregoing limit the Holder’s rights under Section 6.5.3.

9. Transfer. A Holder may transfer such shares of Non-Voting Preferred Stock in whole, or in part, together with the accompanying rights set forth herein, held by such holder without the consent of the Corporation; provided that such transfer is in compliance with applicable securities laws. The Corporation shall in good faith (i) do and perform, or cause to be done and performed, all such further acts and things, and (ii) execute and deliver all such other agreements, certificates, instruments and documents, in each case, as any holder of Non-Voting Preferred Stock may reasonably request in order to carry out the intent and accomplish the purposes of this Section 9. The transferee of any shares of Non-Voting Preferred Stock shall be subject to the Beneficial Ownership Limitation applicable to the transferor as of the time of such transfer.

10. Non-Voting Preferred Stock Register. The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Holders in accordance with Section 11), a register for the Non-Voting Preferred Stock, in which the Corporation shall record (i) the name, address, electronic mail address and facsimile number of each holder in whose name the shares of Non-Voting Preferred Stock have been issued and (ii) the name, address, electronic mail address and facsimile number of each transferee of any shares of Non-Voting Preferred Stock. The Corporation may treat the Person in whose name any share of Non-Voting Preferred Stock is registered on the register as the owner and holder thereof for all purposes. The Corporation shall keep the register open and available at all times during business hours for inspection by any holder of Non-Voting Preferred Stock or his, her or its legal representatives.

11. Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Non-Voting Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

12. Book-Entry; Certificates. The Non-Voting Preferred Stock will be issued in book-entry form; provided that, if a Holder requests that such Holder’s shares of Non-Voting Preferred Stock be issued in certificated form, the Corporation will instead issue a stock certificate to such Holder representing such Holder’s shares of Non-Voting Preferred Stock. To the extent that any shares of Non-Voting Preferred Stock are issued in book-entry form, references herein to “certificates” shall instead refer to the book-entry notation relating to such shares.

13. Lost or Mutilated Non-Voting Preferred Stock Certificate. If a Holder’s Non-Voting Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Non-Voting Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

14. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

15. Status of Converted Non-Voting Preferred Stock. If any shares of Non-Voting Preferred Stock shall be converted by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Non-Voting Preferred Stock.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Jasper Therapeutics, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Non-Voting Convertible Preferred Stock to be duly executed by its Chief Executive Officer this 16th day of July, 2026.

JASPER THERAPEUTICS, INC.

By:	/s/ Jeet Mahal
Name:	Jeet Mahal
Title:	Chief Executive Officer

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF NON-VOTING CONVERTIBLE PREFERRED STOCK[ OR, IF APPLICABLE, TO ELECT CASH SETTLEMENT OF SUCH SHARES])

The undersigned Holder hereby irrevocably elects to convert the number of shares of Non-Voting Preferred Stock indicated below, [represented by stock certificate No(s). [●]] [represented in book-entry form], into shares of voting common stock, par value $0.0001 per share (the “Voting Common Stock”), of Jasper Therapeutics, Inc., a Delaware corporation (the “Corporation”), as of the date written below [(or, if applicable, elects cash settlement of such shares pursuant to Section 6.5.3 of the Certificate of Designation)]. If securities are to be issued in the name of (or cash is to be paid to) a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designation of Preferences, Rights and Limitations of Non-Voting Convertible Preferred Stock (the “Certificate of Designation”) filed by the Corporation with the Secretary of State of the State of Delaware on [●], 2026.

As of the date hereof, the number of shares of Voting Common Stock beneficially owned by the undersigned Holder (together with such Holder’s Attribution Parties), including the number of shares of Voting Common Stock issuable upon conversion of the Non-Voting Preferred Stock subject to this Notice of Conversion, but excluding the number of shares of Voting Common Stock which are issuable upon (A) conversion of the remaining, unconverted Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained in Section 6.4 of the Certificate of Designation, is does not exceed the Beneficial Ownership Limitation applicable to the undersigned Holder. For purposes hereof, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission.

CONVERSION CALCULATIONS:

Date to Effect Conversion:
Number of shares of Non-Voting Preferred Stock owned prior to Conversion:
Number of shares of Non-Voting Preferred Stock to be Converted:
Number of shares of Voting Common Stock to be Issued:
Address for delivery of physical certificates:

For DWAC Delivery, please provide the following:

Broker no:
Account no:

[HOLDER]

By:
Name:
Title: